UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 5)

(Rule 13d-102)

Under the Securities Exchange Act of 1934

Foresight Autonomous Holdings Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

345523203

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 345523203	13G	Page 2 of 8 Pages

1.	Names of Reporting Persons Haim Siboni
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 7,446,333[1]
	6.	Shared Voting Power 34,820,789[2]
	7.	Sole Dispositive Power 7,446,333[1]
	8.	Shared Dispositive Power 34,820,789[2]

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,267,122
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.2%
12.	Type of Reporting Person (See Instructions) IN

[1]	Consists of options to purchase 7,446,333 Ordinary Shares exercisable within 60 days of December 31, 2023, owned by Haim Siboni.

[2]	Consists of 34,820,789 Ordinary Shares owned by Magna – B.S.P. Ltd. Haim Siboni is the chief executive officer and a director of Magna – B.S.P. Ltd.

CUSIP No. 345523203	13G	Page 3 of 8 Pages

1.	Names of Reporting Persons Magna – B.S.P. Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 34,820,789[1]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 34,820,789[1]

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,820,789[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.6%
12.	Type of Reporting Person (See Instructions) CO

[1]	Consists of 34,820,789 Ordinary Shares owned by Magna – B.S.P. Ltd.

CUSIP No. 345523203	13G	Page 4 of 8 Pages

Item 1(a).	Name of Issuer:

Foresight Autonomous Holdings Ltd.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

7 Golda Meir
Ness Ziona 741001 Israel

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of Haim Siboni and Magna – B.S.P. Ltd. (the “Reporting Persons”).

Item 2(b).	Address of Principal Offices or, if None, Residence:

The address of the Reporting Persons is:

Rotem Industrial Park D.N. Arava,
Arava, 86800 Israel

Item 2(c).	Citizenship:

Haim Siboni is a citizen of the State of Israel. Magna – B.S.P. Ltd. is incorporated in the State of Israel.

Item 2(d).	Title of Class of Securities:

Ordinary Shares

Item 2(e).	CUSIP Number:

345523203

Item 3.	If the Statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a:

Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:_________________________

CUSIP No. 345523203	13G	Page 5 of 8 Pages

Item 4.	Ownership.

(a)	Amount beneficially owned:

42,267,122[1] shares

(b)	Percent of class:

9.2%

(c)	Number of shares as to which such persons have:

(i)

Sole power to vote or direct the vote:

Haim Siboni has sole power to vote or to direct the vote of the Ordinary Shares underlying options to purchase 7,446,333 Ordinary Shares exercisable within 60 days of December 31, 2023.

(ii)	Shared power to vote or direct the vote: 42,267,122

(iii)

Sole power to dispose or to direct the disposition of:

Haim Siboni has sole power to dispose or to direct the disposition of options to purchase 7,446,333 Ordinary Shares exercisable within 60 days of December 31, 2023.

(iv)	Shared power to dispose or to direct the disposition of: 42,267,122

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

[1]	Consists of 34,820,789 Ordinary Shares owned by Magna – B.S.P. Ltd., and options to purchase 7,446,333 Ordinary Shares exercisable within 60 days of December 31, 2023, owned by Haim Siboni.

CUSIP No. 345523203	13G	Page 6 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2024 (Date)

/s/ Haim Siboni
(Signature)

Magna – B.S.P. Ltd.

By:	/s/ Haim Siboni
Name:	Haim Siboni
Title:	Chief Executive Officer

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

CUSIP No. 345523203	13G	Page 7 of 8 Pages

EXHIBIT INDEX

A.	Joint Filing Agreement, dated as of February 14, 2024, by and between Haim Siboni and Magna – B.S.P. Ltd.

CUSIP No. 345523203	13G	Page 8 of 8 Pages

JOINT FILING AGREEMENT

The undersigned hereby agree that the Schedule 13G/A with respect to the Ordinary Shares of no par value, of Foresight Autonomous Holdings Ltd., dated as of February 14, 2024, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

February 14, 2024 (Date)

Magna – B.S.P. Ltd.

By:	/s/ Haim Siboni
Name:	Haim Siboni
Title:	Chief Executive Officer

/s/ Haim Siboni
(Signature)